March 28, 2006

VIA EDGAR CORRESPONDENCE AND FACSIMILE
H. Christopher Owings
Assistant Director, Division of
Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	uBid.com Holdings, Inc. Statement on Form S-1 Filed February 10, 2006 File No. 333-131733

Dear Mr. Owings:

We are writing in response to your letter dated March 10, 2006, regarding uBid.com Holdings, Inc.’s (the “Company”) Registration Statement on Form S-1 filed on February 10, 2006, File No. 333-131733, as amended (the “Registration Statement”). To facilitate your review of our response, we are including your comments in boldface, followed by our response and where appropriate, our revisions to the Registration Statement.

General

1.  Please update the financial statements and related financial information as required by Rule 3-12(b) of Regulation S-X.

RESPONSE: The financial statements have been updated in accordance with Rule 3-12(b) of Regulation S-X. We have also updated the Risk Factors, Business and Management’s Discussion and Analysis of Financial Condition and Results of Operation sections of the Registration Statement, as appropriate, to reflect the Company’s financial data for the fiscal year ended December 31, 2005.

Selected Historical Financial Information, page 36

2.  Please revise to clearly label each column in the table as either audited or unaudited. Also make conforming revisions to your Summary Financial Data.

RESPONSE: The columns in both the Selected Historical Financial Information and Summary Financial Data tables have been updated and labeled as “audited” or “unaudited,” as appropriate.

Note (5), page 36

3.  We assume that in your next amendment to Form S-1, the pro forma balance sheet information presented here will no longer be presented, as all of the transactions to which you give pro forma effect will be included in your historical balance sheet as of December 31, 2005. To the extent you continue to present pro forma earnings per share giving effect to the private offerings, and the merger with Cape Coastal Trading Corporation and related transactions, please revise your disclosure to make it transparent exactly what adjustments are made in arriving at pro forma earnings per share, including the specific adjustments made to both the numerator and the denominator in the computation.

RESPONSE: Amendment 1 to the Registration Statement does not include any pro forma balance sheet information. The pro forma information was replaced with the actual December 31, 2005 financials.

The balance sheets presented reflect the merger and private placement transactions and the earnings per share data has been changed to reflect these transactions.

Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 38
Executive Commentary, page 39

4.  Based on your disclosure that order fulfillment costs are classified as general and administrative expenses, we assume that front-end inventory costs such as purchasing and receiving costs, inspection costs, internal transfer and warehousing costs are included in general and administrative expenses. If this is the case, please provide cautionary disclosure that your gross margins may not be comparable to others, since some entities include the costs related to order fulfillment in cost of revenues while others like you exclude all or a portion of them from gross margin, including them instead in a line item such as general and administrative expenses. To the extent the excluded costs are material to your operating results, also quantify these amounts in your Management’s Discussion & Analysis. If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

RESPONSE: Cautionary disclosure has been added to the Executive Commentary section under both the cost of goods sold and gross profit description sections. In addition, the order fulfillment costs are detailed in the Management’s Discussion and Analysis in dollars and as a percentage of revenues.

The following language has been added on page 39 of the Registration Statement:

Cost of Revenues: “Cost of revenues does not include order fulfillment costs, which are included in general and administrative expenses.”

Gross Profits: “Gross profits and gross profit percentages are not comparable to gross profit and gross profit percentages reported by companies that include order fulfillment costs in the cost of revenues.”

Expenses: “Order fulfillment costs for the periods ended March 31, 2003, December 31, 2003, 2004 and 2005 were $10.0 million, or 9.7% of revenues, $1.4 million, or 2.1% of revenues, $1.0 million or 1.2% of revenues and $0.9 million or 1.0% of revenues.”

Liquidity and Capital Resources, Page 47

5.  Please revise to discuss the reasons for the significant increase in inventories and accounts payable year over year. Ensure you address in your revisions why there is such a significant amount of merchandise in transit included in inventory as of the latest balance sheet date.

RESPONSE: The Company’s on-hand inventory has a direct correlation to sales in its direct channel. The correlation and an explanation of the in-transit inventory have been added to the Liquidity and Capital Resources section.

The following language has been added on page 45 of the Registration Statement:

“Historical inventory levels have fluctuated based on cash availability as well as availability of product in the market. Inventory for the period ending December 31, 2004 increased $1.5 million or 25.8%. At December 31, 2004, $1.4 million in inventory was in transit to our third party logistics warehouse from various suppliers. The inventory increase was partially financed by open trade terms from suppliers. Accounts payable at December 31, 2004 increased to $4.5 million from $2.4 million at December 31, 2003.

Our December 31, 2004 balance sheet included a $1.0 million purchase of computers that was in transit from a West Coast supplier.”

uBid Inc. Audited Financial Statements as of December 31, 2004 and 2003

General

6.  In your next amendment to Form S-1, please ensure you provide for the continuing reporting entity one complete set of financial statements, with three full annual audited periods and no lapse in the periods presented. The periods presented at predecessor versus successor basis should be marked accordingly. In this regard, it is not appropriate to present the primary financial statements as though the date of the change in control was the inception of the continuing reporting entity, and then to provide separate financial statements for the predecessor entity. As a related matter, please have your independent accountants revise their audit report so as not to refer to the change in control date as the inception of the audited entity.

RESPONSE: The Company has revised the audited financials presented to include the periods since inception of Takumi Interactive, Inc. (“Takumi”) and to include the Company’s predecessor, CMGI, Inc. with a bold black line to separate the predecessor and successor financial statements. CMGI, Inc., the parent of uBid, Inc., had a fiscal year ending July 31. Takumi was formed on March 7, 2003 and had a December 31, fiscal year end. Because of the differences in year end periods, the audited financials cover a 41 month period from August 1, 2002 through December 31, 2005 with no lapse in time. The following periods are included in the audited financials:

8 Months Ended March 31, 2003 (Predecessor)
9 Months Ended December 31, 2003
Year Ended December 31, 2004
Year Ended December 31, 2005

All of these periods have been audited by BDO Seidman, LLP. The reference to March 7, 2003 is the date Takumi, an investment vehicle of Petters Group Worldwide, LLC (one of the Company’s current stockholders), was formed. On April 2, 2003 Takumi purchased substantially all of the assets of uBid, Inc., the current operating entity. Takumi subsequently changed its name to “uBid, Inc.” Page F-2 of the Report of Independent Registered Public Accounting Firm references March 7, 2003 as the inception date. The Company has further clarified that March 7, 2003 was the inception date on page F-7 footnote 1. The formation of Takumi was also described on page 1 of the Prospectus.

The Company believes that this presentation is appropriate under the guidance of Regulation S-X Rules 3-02(a). Under Rule 3-02(a), the registrant is required to file “audited statements of income and cash flows for each of the three fiscal years preceding the date of the most recent audited balance sheet being filed, or such shorter period as the registrant (including predecessors) has been in existence.” The date of the most recent audited balance sheet being filed is December 31, 2005. As described above, the Company’s audited financial data presents audited statements of income and cash flows for each of the three fiscal years preceding that date.

In your letter dated March 10, 2006, you stated that “it is not appropriate to present the primary financial statements as though the date of the change in control was the inception of the continuing reporting entity, and then to provide separate financial statements for the predecessor entity.” As requested, the Company has presented its financial statements as if uBid were a continuing entity over the 41 months period from August 1, 2002 through December 31, 2005, without presenting the change in control as if it were the inception of the continuing reporting entity.

Balance Sheets, page F-3

7.  In your next amendment to Form S-1, please ensure the changes in your capital structure as a result of the merger with Cape Coastal Trading Corporation are given retroactive effect in all balance sheets presented. The recapitalization should likewise be given retroactive effect in your earnings per share presentation for each historical period. It is not sufficient to show the effects of the recapitalization on a pro forma basis. Please make conforming revisions to your Summary and Selected Financial Data, as applicable. Refer to paragraph 54 of SFAS 128 and SAB Topics 4:C and 4:D for guidance.

RESPONSE: The changes to the capital structure for the merger with Cape Coastal Trading Corporation and the uBid recapitalization have been retroactively applied to all historical periods presented as required by paragraph 54 of SFAS 128 and used in the computation of earnings per share. These revisions are reflected in the Summary and Selected Financial Data sections of the Registration Statement and the financial statements.

Statements of Cash Flows, page F-6

8.  Please tell us your basis in GAAP for classifying as financing cash flows payments on your Flooring Facility with IBM. Based on your disclosures on page F-15, it seems to us that payments under this facility represent cash outflows to acquire inventory, thus we would expect these cash outflows to be reported within cash flows from operating activities. If you disagree, please advise us in detail as to the basis for your position.

RESPONSE: The basis for the presentation of the cash flows relating to the IBM Flooring Facility as a financing cash flow item is based on the remarks made by Mr. Robert J. Comerford at the 2003 Thirty-First AICPA National Conference on Current SEC Developments regarding “Classification and Disclosure of Certain Trade Accounts Payable Transactions Involving an Intermediary.” For your convenience, we will provide you with a copy of the speech supplementally.

In the speech, Mr. Comerford pointed out that Article 5 of Regulation S-X requires that an entity separately disclose on the face of its balance sheet amounts relating to borrowings from financial institutions and amounts payable to trade creditors. In the IBM relationship, IBM has agreements with various suppliers whereby it guaranties payment of purchases. The Company orders product from a supplier. IBM, as the intermediary, pays the trade creditor at a future date a discounted amount. Consistent with Article 5 of Regulation S-X, the Company derecognizes the trade account payable and records a new liability to IBM. The Company then accretes the difference between the initial carrying amount (the discounted amount of the vendor invoice) and the repayment amount (the amount owed to the lender) through interest expense using an effective yield method. Accordingly, the presentation in the statement of cash flows has reflected the payments made to IBM as a financing activity as such payments represent the extinguishment of the new liability recorded as a result of the flooring facility arrangement.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

9.  In light of your disclosures throughout the document regarding common shares and warrants issued in exchange for services, such as the common shares issued to your financial advisor and the warrants issued to your placement agents, please disclose the value at which you recorded each of these exchanges as well as your methodology for determining fair value. With respect to the warrants in particular, please ensure your disclosures address each of the significant assumptions used in determining fair value. Refer to paragraphs 47(c) and (d) of SFAS 123.

RESPONSE: Notes 4 and 16 of the audited financial statements have been expanded to include disclosure of the fair value of the warrants issued and a description of the methodology used to value the warrants. As explained in the notes, the Company used a Black-Scholes Model with a risk free interest rate assumption of 5%, a zero dividend assumption was made and expected volatility of 68.0%. The Investor warrants have a stated five year life and the Bridge Note and Placement Agent warrants have three and five year lives, respectively, and were valued accordingly.

It should be noted that the common shares issued to the Company’s financial advisor and additional warrants issued to our placement agents occurred on February 3, 2006. Since these issuances occurred subsequent to year end, this disclosure was not included in the table below.

The following table has been added on page F-21, Note 16.

Exercise Price	Number Outstanding	Exercise Period	Warrant Value
$5.85	2,500,003	5 years	$2.08
$4.50	333,333	3 years	$1.80
$4.50	230,000	5 years	$2.27

Shipping and Handling Costs, page F-10

10.  We note the disclosure of your policy regarding the classification of shipping costs in the statements of operations. As required by paragraph 6 of EITF 00-10, please revise to also disclose your policy regarding the classification of handling costs, as that term is contemplated in paragraph 3 of EITF 00-10. To the extent handling costs are classified outside of cost of revenues, please disclose the amount of such costs included in each statements of operations line item for each period presented.

RESPONSE: The discussion of the Company’s accounting policy for shipping and handling costs was revised to clarify the classification of shipping and handling costs in accordance with EITF 00-10. The revision includes a description of the Company’s shipping and handling costs and where such costs are currently classified. For handling costs classified in general and administrative expenses, the Company has disclosed such amounts.

The following language has been added on page F-10:

“Shipping costs that are billable to the customer are included in revenue and all shipping costs that are payable to vendors are included in cost of revenues in the accompanying consolidated statements of operations. Handling costs consisting primarily of the third party logistics warehouse costs are included in general and administrative expenses. Warehousing costs for the periods ended March 31, 2003, December 31, 2003, 2004 and 2005 were $10.0 million, $1.4 million, $1.0 million and $0.9 million, respectively.”

Additional clarification was also made in the Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following language was added on page 39 of the Registration Statement:

Expenses: Order fulfillment costs for the periods ended March 31, 2003 and December 31, 2003, 2004 and 2005 were $10.0 million or 9.7% of revenues, $1.4 million, or 2.1% of revenues, $1.0 million or 1.2% of revenues and $0.9 million or 1.0% of revenues.

Merchandise Return Policy, page F-10

11.  Please disclose information related to your allowance for product returns in Schedule II - Valuation and Qualifying Accounts or tell us why believe no such disclosure is required. Alternatively, you may disclose the information in the notes to the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

RESPONSE: The discussion on page F-10 regarding the Company’s Merchandise Return Policy has been expanded to include a roll-forward of the reserve as follows:

		uBid
	Predecessor March 31, 2003	December 31, 2003	December 31, 2004	December 31, 2005
Balance, beginning of period	$(42)	$(35)	$(30)	$(30)
Charged to costs and expenses	(1,011)	(330)	(611)	(458)
Write-offs, retirements and recoveries	1,018	335	611	458

Balance, end of period	$(35)	$(30)	$(30)	$(30)

12.  If material, please disclose how you account for restocking fees related to merchandise returns, including the line item on the statements of operations where such fees are included.

RESPONSE: The Merchandise Return Policy section was expanded to describe the classification of restocking fees and disclose amounts expensed for the periods presented.

The following language has been added on page F-10 (Dollars in thousands):

“Restocking fees for the periods ended March 31, 2003 and December 31, 2003, 2004 and 2005 were $27, $35, $80 and $71, respectively.”

New Accounting Pronouncements, page F-11

13.  Please revise to also discuss your pending adoption of SFAS 123(R).

RESPONSE: The new accounting pronouncement section has been expanded to include a discussion of the Company’s plans to adopt SFAS 123(R) as follows on page F-11:

“In December 2004, the FASB issued SFAS No. 123R, ‘Share Based Payment (Revised 2004).’ This statement addresses the accounting for share-based payment transactions in which a company receives employee services in exchange for the company’s equity instruments or liabilities that are based on the fair value of the company’s equity securities or that may be settled by the issuance of these securities. SFAS No. 123R eliminates the ability to account for share-based compensation using the intrinsic value method and generally requires that such transactions be accounted for using a fair value method. The provisions of this statement for public entities are effective as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company has yet to determine a transition method to adopt SFAS 123R or which valuation method to use. The full impact that the adoption of this statement will have on the Company’s financial statements will be determined by share-based payments granted in future periods, the transition method and valuation model used.”

Unaudited Interim Financial Statements, page F-41

Note 5. Subsequent Events, page F-48

14.  Reference is made to your disclosures here as well on pages 2, 48, 51, 75, and 76 regarding your extinguishment of $15.5 million in debt, effected by the issuance of common stock, redeemable common stock, and warrants. Citing relevant accounting guidance, please tell us in detail how you accounted for these transactions, including whether you recognized a gain or loss on the exchanges and why or why not and how the gains or losses were calculated. Your explanation of how the gains or losses were calculated should be clear in terms of how you arrived at the value of the consideration given to effect the extinguishment. Please ensure your response addresses your consideration of APB 26 and FTB 80-1, as applicable. Also ensure your response is clear in terms of the impact on your accounting, if any, of the related party nature of certain of the exchange transactions. Revise your footnote disclosures in your next amendment to provide a complete description of the exchange transactions and how you accounted for them. Such revised disclosures should include all of the pertinent terms of the common stock, redeemable common stock, and warrants issued in the exchanges, such as the strike price of the warrants and the redemption rights and obligations of the redeemable common stock.

RESPONSE: At the closing on December 29, 2005, $15.5 million in debt was exchanged for 2,333,334 shares of common stock at $4.50 a unit with a unit consisting of a share of common stock and a ¼ warrant with a five year term to purchase stock for $5.85. The $15.5 million in debt was comprised of $5.0 million of Bridge notes from two accredited investors and the remaining $10.5 million was from related parties consisting of Petters Group Worldwide and Petters Company, Inc. The exchange was made at the same unit price of $4.50 that other accredited investors paid. Paragraph 20 of APB 26 states that a difference between the reacquisition price and the net carrying amount of the extinguished debt should be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. As the value of the common shares exchanged was equal to the carrying value of the extinguished debt, no gain or loss was recognized.

The Company has revised the discussion accordingly in the Registration Statement on pages 2, 46, 49, II-3 and II-4. In addition, Notes 4, 16 and 17 were revised to disclose the pertinent terms of warrants, preferred stock and common stock.

Undertakings, II-7

15.  Please revise your undertakings to include the undertakings of Item 512(a)(5) and (h) of Regulation S-K.

RESPONSE: The undertakings have been revised to include the undertakings required by Item 512(a)(5). The undertaking required under Item 512(h) was included in the original Registration Statement under Subsection A of the Undertakings section of the Registration Statement.

Exhibit 2.2

16.  Please provide us with Schedule 3.1(m) to your Merger Agreement and Plan of Reorganization.

RESPONSE: We will provide you with the requested Schedule 3.1(m) supplementally.

Exhibit 5.1

17.  Given the language in the sixth paragraph that the opinion is “as of the date hereof” (February 10, 2006), it will be necessary for counsel to file an opinion dated as of the effective date or to remove the modifying language. Further, with your revised counsel’s opinion please include the registration statement’s file number.

RESPONSE: We have revised and re-filed the legal opinion to remove the modifying language referenced in the previous paragraph 6 and to include the file number of the Registration Statement.

18.  We note the language in the seventh paragraph of the legal opinion, which states that the opinion is “only” for the benefit of the board of directors. The legal opinion should not contain disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion. Please delete this disclaimer from the legality opinion.

RESPONSE: We have deleted the disclaimer as requested.

*****

We hope our responses contained herein adequately address your questions. Please feel free to call me at (212) 548-2138 if you require additional information or clarification of our responses. As the Securities Purchase Agreement among the Company and the investors named therein has an outside effectiveness date of April 28, 2006 before liquidated damage penalties take effect, we would appreciate anything you can do to expedite our ability to request that the Registration Statement be declared effective.

Very truly yours,

/s/	Louis W. Zehil

cc:	Scott Anderegg Robyn L. Manuel David Mittleman Anthony W. Watson Robert H. Tomlinson, Jr. Miguel A. Martinez, Jr. Rachel Williams Mantz